Special Meeting of Shareholders of Maxim U.S.Government Securities Portfolio

A special meeting of the shareholders of the Maxim U.S. Government Securities Portfolio was held June 26, 2006, at which the following matters were submitted for consideration:

To approve or disapprove the Plan of Reorganization, including the merger of the U.S. Government Securities Portfolio into the Maxim U.S. Government Mortgage Securities Portfolio and the renaming of Maxim U.S. Government Mortgage Securities Portfolio, upon consummation of the Plan of Reorganization, as the Maxim U.S. Government Securities Portfolio.

         4,301,247.622 shares voted FOR the proposal
         155,994.989 shares voted AGAINST the proposal
         385,062.589 shares ABSTAINED


Upon approval, merger transaction to be effected on or about July 14, 2006.